

Dalton Allen · 3rd

ReGrained, Inc. advisory COO/CFO

San Francisco Bay Area · 500+ connections · **Contact info**

Telluric Foods, Inc.

University of Califor
Berkeley - Walter A.

About

Dalton is an established company builder and international venture capital investor. He is currently embedd
Telluric company, ReGrained Inc. developing strategy, operating paradigms, logistics, leading research and
development, production and creating operational/financial models. He also oversees all back of house fun
finance and advises/assists CEO with strategic planning and execution. From 2012-2016 he was CEO and V
Partner with Category Solutions, Inc./CPT USA a food and technology incubator, accelerator and Innovatior
with a vision to create high quality lifestyle brands in the "better for you" space with a soil to farm to plate -
sustainable food system and community focus. Category Solutions was rebranded Telluric Foods/Telluric V
in 2016. Dalton pulls from 28 years of senior CPG and technology experience to develop and lead a talentec
of investors, employees and contractors forward to identify, develop and shepherd many innovative brands
market. He builds management teams in critical areas and works collaboratively to accelerate growth, drive
awareness and create exceptional strategic value for all stakeholders. From 2010-2012 Dalton served as the
Marketing and Strategy Officer for FPT Corporation, a 1.5 Billion dollar (U.S.) international software firm
headquartered in Hanoi, Vietnam. From 2004-2010 he was the co-founder and Chief Executive Officer of B
Builders, Inc. a predictive modeling and automated financial services collateral development platform he bif
and sold to TIBCO and Fidelity. Dalton helped to bring many national brands to market such as: Odwalla, St
Barbara's Foods, Grupo Bimbo extensions, Fage, Glaceau, Keeper Springs, Sobe, Hansen's, and Kettle Chip
addition to many more emerging brands. He also worked with McKinsey and Accenture and founded a pred
analytics driven modeling firm that he sold to KB Toys in 1998. Dalton holds an M.B.A., a B.S., in Computer
and an A.S., in Music Production and Engineering and is partnered in a BPO group in the Philippines and a S
development group in India.

Dalton gives back to the community through donations and pro-bono work with the SF Foodbank, Cantio.o other community based outreach and empowerment organizations

Experience

CEO
Telluric Foods, Inc.
Jan 2016 – Present · 4 yrs 7 mos

CEO
Category Solutions, Inc.
Jan 2012 – Jan 2016 · 4 yrs 1 mo
San Francisco CA, New York NY, EU, Taguig City Philippines, Jakarta Indonesia

Category Solutions, Inc. – Private Equity Investment, Food Innovation Labs, Incubator and Accelerator. Worked with established and emerging CPG/Beverage brands as Investor, Go to market/Brand strategist and Operations Management Consultant. Also worked within BPO/ITO/Software Development and Services – San Francisco CA, Laguna Beach CA ...see mor

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Chief Marketing and Strategy Officer
FPT Software
Jan 2010 – Jan 2012 · 2 yrs 1 mo
Ha Noi, Da Nang, H.C.M.C., Vietnam, Germany, France, CA, TX, NY - 1099cs

FPT Corporation – International provider of ITO/BPO/Hardware, Security, ISP, Content and CPG consulting - San Mateo CA, NY, NY, Dallas TX, Singapore, UK, Germany, France, U.A.E., Africa, Vietnam, Indonesia, Japan, India, Brazil, Philippines, Shanghai, Belarus, Russia, Australia

...see mor

President - C.E.O.
Broker Builders, Inc.
Jan 2003 – Mar 2010 · 7 yrs 3 mos
San Francisco CA, AZ, TX, Boulder, CO, Pune India, Noida India, Mumbai India

Broker Builders, Inc. – Security, CPG, SEIM, MSSP, Predictive Analytics, Marketing Content, SaaS, Mobile San Francisco CA, Walnut Creek, CA, San Diego, CA, Scottsdale, AZ, Dallas, TX, Boulder, CO, Pune India, Noida India, Mumbai India, UK, Tokyo Japan

...see mor

Chief Operations and Strategy Officer
Get Sponsor
2000 – 2002 · 2 yrs
San Francisco CA, AZ, TX, CO, Pune India, Noida India, Mumbai India

Primary Challenge: Joined Accel and Benchmark funded start-up in the e-commerce space to

plan and direct secure e-commerce business strategies, social to business and ad revenue
Results: Grew team, hunted and gathered business and improved all operations (on and
offshore), brokered acquisition   **...see mor**

Show 1 more experience ⌄

Education



University of California, Berkeley - Walter A. Haas School of Business
M.B.A., Marketing and Operations
1994 – 1997



University of Houston
B.S., Computer Science
1987 – 1989



Berklee College of Music
A.S., Music Production and Engineering
1985 – 1987

Volunteer Experience

Pro-Bono Executive Director
Young Performers International
2009 – 2018 • 9 yrs
Children

Young Performers International is a nonprofit children's performing arts outreach program with
classes in three San Francisco Bay Area counties. We believe that expressing oneself through
the performing arts is a natural component of childhood and should be fun and accessible to
all. In an environment in which most of our public schools have had arts curriculum slashed
from their budgets and children are being exposed to artistic outlets with less frequency now
than ever before – the growing importance of supplemental arts programs is unparalleled.

Beginning as a summer program in a corner of the Oakland Mormon Temple Auditorium in July
of 2000, Young Performers International, or YPI, has grown to include schools in 3 Bay Area
counties and wonderful staff of professional musicians and teachers. We are true to our
mission of helping young people to creatively express themselves through music instruction,
music performance, composition dance, costuming and other performing arts. We serve over
250 students. In addition to our work in the San Francisco bay area, our outreach program also
extends internationally to schools in Zimbabwe and El Salvador.

The YPI curriculum is rooted in experiential learning. We believe that expressing oneself
through musical and performing arts mediums comes naturally to children and should be

fostered as such. We begin by engaging the child in activities in which they are most comfortable expressing themselves such as: singing, playing an instrument, dancing or acting. As the child gains confidence and competence with their chosen form of expression, we then add a little structure with written theory and harmony. As children progress, through dedicated instruction, their knowledge deepens and their ability to express themselves artistically flourishes. We also mentor performance groups as they continue to evolve and hone their public performance ability.

We are a 501c3



Regional Coordinator
American Red Cross
2002 – 2013 • 11 yrs
Health

Worked Pro-Bono as a regional supply and logistics coordinator.